SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 5, 2017

InterContinental Hotels Group PLC

(Registrant’s name)

Broadwater Park

Denham, Buckinghamshire UB9 5HR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒             No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 The information contained in this report is incorporated by reference into Registration Statement Nos. 333-197846, 333-181334 and 333-126139.

EXHIBIT INDEX

Item	Description
99.1	Result of AGM

The information contained in this report is incorporated by reference into Registration Statement Nos. 333-197846, 333-181334 and 333-126139.

Exhibit 99.1

5 May 2017

InterContinental Hotels Group PLC ("IHG" or the "Company")

Results of 2017 Annual General Meeting: Special Dividend and Share Consolidation

The Annual General Meeting of InterContinental Hotels Group PLC was held on 5 May 2017. All resolutions set out in the Notice of AGM sent to Shareholders on 4 April 2017 were duly passed, including the resolution in connection with IHG’s proposed Share Consolidation.

Special Dividend

The Share Consolidation was proposed in the context of a Special Dividend of US$2.025 per Existing Ordinary Share or per ADS (as applicable) immediately prior to the Share Consolidation. Following today’s approval of all of the resolutions by Shareholders, the Board has approved the payment of the Special Dividend of US$2.025 per Existing Ordinary Share or per ADS (as applicable) to Shareholders on the Register as at 6.00pm today, 5 May 2017, in Pounds Sterling and to ADR holders on the ADR register as at 4.00pm (New York time) today, 5 May 2017 (being the close of business on the day before the ADR effective date), in US dollars. The Pounds Sterling amount to be paid in respect of the Special Dividend will be announced on 11 May 2017, based on the average of the market exchange rates on the three dealing days commencing 8 May 2017, using the WM/Reuters closing midpoint spot rate as at 4:00pm (London time). The Special Dividend is expected to be paid to Shareholders and to holders of ADRs on 22 May 2017.

Listing and Trading Application

Application has been made for 197,597,610 New Ordinary Shares of 19 17/21 pence (including 7,607,430 treasury shares) to be admitted to the premium segment of the Official List to the UK Listing Authority and to be admitted to trading on the London Stock Exchange's main market for listed securities to the London Stock Exchange. It is expected that dealings in the New Ordinary Shares will commence on 8 May 2017.

Results of Annual General Meeting

Voting was conducted by way of a poll on all resolutions proposed at the Annual General Meeting. The number of votes for and against each of the resolutions put before the Annual General Meeting and the number of votes withheld were as follows:

	RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	TOTAL VOTES	VOTES WITHHELD
1	Report and Accounts 2016	125,739,484	99.91	108,005	0.09	125,847,489	71,002
2	Directors’ Remuneration Policy	120,328,350	95.76	5,332,320	4.24	125,660,670	261,819
3	Directors’ Remuneration Report 2016	119,155,451	96.42	4,426,549	3.58	123,582,000	2,340,489
4	Declaration of final dividend	125,626,434	99.80	246,246	0.20	125,872,680	45,811
5(a)	Election of Malina Ngai as a Director	125,753,203	99.92	97,214	0.08	125,850,417	68,074
5(b)	Re-election of Anne Busquet as a Director	125,380,628	99.62	476,068	0.38	125,856,696	61,259
5(c)	Re-election of Patrick Cescau as a Director	125,240,866	99.52	608,276	0.48	125,849,142	68,813
5(d)	Re-election of Ian Dyson as a Director	123,454,984	98.09	2,399,465	1.91	125,854,449	63,506
5(e)	Re-election of Paul Edgecliffe-Johnson as	120,296,119	95.59	5,556,080	4.41	125,852,199	65,756

	a Director
5(f)	Re-election of Jo Harlow as a Director	125,679,911	99.86	172,226	0.14	125,852,137	65,818
5(g)	Re-election of Luke Mayhew as a Director	125,222,156	99.50	631,840	0.50	125,853,996	63,959
5(h)	Re-election of Jill McDonald as a Director	125,537,838	99.75	320,234	0.25	125,858,072	59,883
5(i)	Re-election of Dale Morrison as a Director	125,753,663	99.92	95,998	0.08	125,849,661	68,294
5(j)	Re-election of Richard Solomons as a Director	125,812,125	99.97	40,870	0.03	125,852,995	64,960
6	Reappointment of Auditor	122,260,197	98.02	2,467,374	1.98	124,727,571	1,190,920
7	Remuneration of Auditor	123,854,719	99.31	863,325	0.69	124,718,044	1,200,447
8	Political donations	122,408,357	97.92	2,606,000	2.08	125,014,357	904,134
9	Share consolidation	125,098,480	99.90	128,321	0.10	125,226,801	691,370
10	Allotment of shares	115,120,591	92.08	9,896,803	7.92	125,017,394	900,777
11	Disapplication of pre-emption rights	125,705,482	99.91	116,129	0.09	125,821,611	96,560
12	Further disapplication of pre-emption rights	118,983,549	94.57	6,835,241	5.43	125,818,790	99,381
13	Authority to purchase own shares	124,557,502	98.98	1,286,304	1.02	125,843,806	74,365
14	Notice of General Meetings	116,531,653	93.04	8,712,655	6.96	125,244,308	676,094

NOTES:

1.	The 'For' vote includes those giving the Chairman discretion.

2.	Votes 'Withheld' are not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

3.	The total number of Existing Ordinary Shares in issue, excluding treasury shares, on 4 May 2017 was 198,434,188. The Company holds just over 7.9 million treasury shares.

4.	Copies of the resolutions passed, other than resolutions concerning ordinary business, will be submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at http://www.hemscott.com/nsm.do

Unless otherwise defined herein, terms used in this announcement shall have the meaning given to them in the Circular to Shareholders dated 4 April 2017.

For further information

Investor Relations (Heather Wood, Neeral Morzaria):	+44 (0)1895 512176	+44 (0)7808 098724
Media Relations (Yasmin Diamond, Jovana Lakcevic):	+44 (0)1895 512864	+44 (0)7736 746627

Notes for editors

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns nearly 5,200 hotels and 770,000 guest rooms in almost 100 countries, with nearly 1,500 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world’s first and largest hotel loyalty programme, with more than 100 million enrolled members worldwide.

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG’s hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

Date:	May 5, 2017	By:	/s/ Nicolette Henfrey
		Name:	Nicolette Henfrey
		Title:	Deputy Company Secretary